UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                           (Amendment No. __________)*




                              Hills Stores Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   431659 10 2
                                 (CUSIP Number)

Check the following box to designate the rule pursuant to which this Schedule is filed:

          ___  Rule 13d-1(b)
          ___  Rule 13d-1(c)
          ___  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Thomas H. Lee

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                              (b) |X|
   3      SEC USE ONLY


   4      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                              5           SOLE VOTING POWER
                                          -0-
        NUMBER OF
          SHARES
       BENEFICIALL
        Y OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                              6          SHARED VOTING POWER
                                         -0-

                              7          SOLE DISPOSITIVE POWER
                                         -0-

                              8          SHARED DISPOSITIVE POWER
                                         -0-

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES
          X

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          -0-

   12     TYPE OF REPORTING PERSON
          PN

Item 1(a)         Name of Issuer

Hills Stores Company

Item 1(b)         Address of Issuer's principal executive offices

15 Dan Road, Canton, MA  02021-9128

Item 2(a)         Name of person filing

ML-Lee Acquisition Fund II, L.P. ("Fund II"), ML-Lee Acquisition Fund (Retirement Accounts) II, L.P. (the "Retirement Fund"), Thomas H. Lee Advisors II, L.P. ("Advisors II") and T.H. Lee Mezzanine II ("Mezzanine II"), each of whom may be deemed to be beneficial owners, for purposes of this Schedule 13G, of the securities owned directly by Fund II and the Retirement Fund; and Thomas
H. Lee.

Item 2(b)         Address of principal business office or, if none, residence

Fund II:                   World Financial Center, South Tower,
                           New York, NY  10080

Retirement Fund:           World Financial Center, South Tower,
                           New York, NY  10080

Advisors II:               75 State Street, Boston, MA 02109

Mezzanine II:              75 State Street, Boston, MA 02109

Thomas H. Lee:             75 State Street, Boston, MA 02109

Item 2(c)         Citizenship

Fund II:                   Delaware
Retirement Fund:           Delaware
Advisors II:               Delaware
Mezzanine II:              Delaware
Thomas H. Lee:             United States

Item 2(d)         Title of class of securities

Common Stock

Item 2(e)         CUSIP Number

431659 10 2

Item 3 If Statement filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a

(a)      |_|      Broker or Dealer

(b)      |_|      Bank

(c)      |_|      Insurance Company

(d)      |_|      Investment Company

(e)      |_|      Investment Advisor

(f)      |_|      Employee Benefit Plan, Pension Fund or Endowment Fund

(g)      |_|      Parent Holding Company

(h)      |_|      Group

Item 4            Ownership

(a)      Amounts beneficially owned

As of the close of business on December 31, 1998, Thomas H. Lee directly or indirectly owned no shares of the Issuer's Common Stock.

As of the close of busines on December 31, 1998, Thomas H. Lee beneficially owned no shares of the Issuer's Common Stock.

(b)      Percent of class

          -0-

(c)      Number of shares as to which such person has

          -0-

Item 5            Ownership of 5% or Less of a Class

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the
                    class of securities, check the following      X

Item 6            Ownership of more than 5% on behalf of another person

Not applicable

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the Parent Holding Company

Not applicable

Item 8            Identification and classification of members of the Group

Not applicable

Item 9            Notice of Dissolution of Group

Not applicable

Item 10           Certification

Not applicable

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  February 9, 1999                /s/Thomas H. Lee